EXHIBIT 77Q1(a)
FLAHERTY & CRUMRINE/CLAYMORE PREFERRED SECURITIES INCOME
FUND INCORPORATED
(the "Fund")


Use of Credit Derivatives

	The Fund may invest up to 10% of its total net assets in credit derivatives and/or premiums paid therefore as a "buyer" of credit protection. Also, Flaherty & Crumrine
Incorporated ("F&C") as the investment adviser to the Fund is authorized to enter into credit derivative transactions as a buyer with such entities as F&C deems creditworthy and on such terms as F&C considers to be reasonable and appropriate. This change in investment policy was instituted by the Fund's Board of Directors at its regular board meeting on July 23, 2004.
G:\Clients\Preferred\FFC\N-SAR\113004\FFC Exhibit 77Q1(a) - 113004.doc